# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: IGM Biosciences, Inc., CIK 0001496323
CUSIP: 449585108
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 3 East Third Avenue, Suite 200, San Mateo, California (CA), 94401
Date of event which requires filing of this statement: 08/14/2025
Amends the filing with accession number 0001144204-19-045487
Filed by CIK 0001263508
Persons authorized to receive notices and communications: Alexandra A. Toohey, CFO, 860 Washington Street, 3rd Floor, New York, New York (NY), 10014, 212-339-5690

## Reporting persons
- Baker Bros. Advisors LP (CIK 0001263508): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Baker Bros. Advisors (GP) LLC (CIK 0001580575): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Julian C. Baker (CIK 0001087939): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Felix J. Baker (CIK 0001087940): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: IGM Biosciences, Inc.
Address of issuer's principal executive offices: 3 East Third Avenue, Suite 200, San Mateo, California (CA), 94401
Comment:
This Amendment No. 8 to Schedule 13D amends and supplements the previously filed Schedule 13D filed by Baker Bros. Advisors LP (the "Adviser"), Baker Bros. Advisors (GP) LLC (the "Adviser GP"), Julian C. Baker and Felix J. Baker (collectively, the "Reporting Persons"). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

The Adviser GP is the sole general partner of the Adviser. Pursuant to management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. ("Life Sciences") and 667, L.P. ("667", and together with Life Sciences, the "Funds"), and their respective general partners, the Funds' respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds' investments and voting power over investments.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is supplemented and amended, as the case may be, as follows:

This Amendment No. 8 is being filed to report the disposition of shares of the common stock ("Common Stock") of IGM Biosciences, Inc. (the "Issuer"), shares of non-voting common stock of the Issuer that were convertible at any time at the option of the holder on a 1-for-1 basis without consideration into Common Stock ("Non-Voting Common Stock"), prefunded warrants of the Issuer that were exercisable on a 1-for-1 basis at any time at the option of the holder with no expiration date to purchase Common Stock at an exercise price of $0.01 per share ("Prefunded Warrants") and non-qualified options to purchase Common Stock ("Stock Options"), in connection with the consummation of the transactions (the "Merger") contemplated by the Agreement and Plan of Merger, dated as of July 1, 2025 (the "Merger Agreement"), by and among the Issuer, Concentra Biosciences, LLC (the "Parent") and Concentra Merger Sub V, Inc. ("Merger Sub"), a wholly owned subsidiary of Parent, pursuant to which, at the effective time of the Merger on August 14, 2025 (the "Effective Time"), Merger Sub merged with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of Parent. Pursuant to the Merger Agreement, on August 14, 2025, Parent completed a tender offer to purchase each issued and outstanding share of Common Stock and Non-Voting Common Stock in exchange for (i) $1.247 in cash per share of Common Stock or Non-Voting Common Stock plus (ii) one non-transferable contractual contingent value right (each a "CVR") for each share of Common Stock or Non-Voting Common Stock (the "Merger Consideration"). Immediately after the Effective Time, each Prefunded Warrant was converted into a right to receive the Merger Consideration, net of any cost of exercise. Also, immediately after the Effective Time, all previously reported Stock Options were cancelled by the Issuer for no value received.

Pursuant to the Merger Agreement, at the Effective Time, 667 and Life Sciences disposed of 332,848 and 3,739,162 shares of Common Stock, respectively, and 834,707 and 9,886,217 shares of Non-Voting Common Stock, respectively, Felix J. Baker disposed of 12,098 shares of Common Stock held directly for the benefit of the Funds and the Advisor disposed of 12,102 shares of Common Stock directly held for the benefit of the Funds, in exchange for the Merger Consideration. In addition, immediately after the Effective Time pursuant to the Merger, 667 and Life Sciences disposed of 49,820 and 616,846 Prefunded Warrants in exchange for the Merger Consideration less any cost of exercise of the Prefunded Warrants.

Immediately prior to the Effective Time, Felix J. Baker resigned as a director of the Issuer.

On June 30, 2025, Felix J. Baker was granted 953 restricted stock units (each, an "RSU") for his previous service on the board of directors of the Issuer (the "Board") pursuant to the Issuer's Outside Director Compensation Plan in lieu of director retainer fees of $11,500. These RSUs were accelerated pursuant to the Merger Agreement and were disposed of in the Merger as part of the 12,098 shares of Common Stock directly held by Felix J. Baker described above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The disclosure in Item 4 is incorporated by reference herein.

Item 5 of the Schedule 13D is amended and restated as follows:

Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 8 are incorporated herein by reference. The Reporting Persons no longer beneficially own any securities of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons no longer beneficially own any securities of the Issuer.
Transactions in the class effected during the past sixty days: (c) The disclosure in Item 4 is incorporated herein by reference. Other than as disclosed in this Schedule 13D, as amended, none of the Reporting Persons or their affiliates has affected any transactions in securities of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds:
(d) Certain securities of the Issuer were held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer were held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Brothers Life Sciences Capital (GP), LLC.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: (e) On August 14, 2025, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock of the Issuer.

## Signatures
- Baker Bros. Advisors LP: /s/ Scott L. Lessing, By: Baker Bros. Advisors (GP) LLC, its general partner Scott L. Lessing/ President (08/18/2025)
- Baker Bros. Advisors (GP) LLC: /s/ Scott L. Lessing, Scott L. Lessing/ President (08/18/2025)
- Julian C. Baker: /s/ Julian C. Baker, Julian C. Baker (08/18/2025)
- Felix J. Baker: /s/ Felix J. Baker, Felix J. Baker (08/18/2025)